

December 7, 2010

Heath L. Golden
President and Chief Executive Officer
Hampshire Group, Limited
114 W. 41st Street
New York, NY 10036

>   **Re: Hampshire Group, Limited**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 22, 2010**
>   **File No. 000-20201**

Dear Mr. Golden:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed April 28, 2010

Executive Officer Compensation, page 19

    We note the revised disclosure in response to comment two from our letter dated November 17, 2010. Footnote five to the summary compensation table indicates the stock awards column was computed as the grant date fair value in accordance with Topic 718. You state that certain officers were granted 100,000 shares with a per share fair market value at grant of $3. Please explain why the grant date fair value was included in the table as $223,848 rather than $300,000.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director